Exhibit j(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 26, 2015 with respect to the financial statements and financial highlights of Northeast Investors Growth Fund appearing in the December 31, 2014 Annual Report to Shareholders on Form N-CSR, which are incorporated by reference in this Post-Effective Amendment No. 43 to the Registration Statement No. 002-68483 on Form N-1A (the “Registration Statement”). We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the captions “Financial Highlights” in the Prospectus and under the captions “Custodian, Transfer Agent and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ GRANT THORNTON LLP

Boston, Massachusetts

April 29, 2015